Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



                              FOR IMMEDIATE RELEASE

                                  17 MARCH 2003

                CARNIVAL CORPORATION AND P&O PRINCESS CRUISES PLC

       SHAREHOLDER DOCUMENTS TO APPROVE DLC TRANSACTION FILED WITH THE SEC

             SHAREHOLDER MEETING DATES SET FOR 14 AND 16 APRIL 2003

Following their announcements made on 8 January 2003, P&O Princess Cruises plc ("P&O Princess") and Carnival Corporation ("Carnival") announce that final shareholder documents relating to the dual listed company ("DLC") transaction have been filed with the US Securities and Exchange Commission (the "SEC"). These documents include the final draft circular to P&O Princess shareholders (the "Final Draft Circular"). The Final Draft Circular has not been approved by the United Kingdom Listing Authority ("UKLA") and, accordingly, has not yet been circulated to shareholders.

These documents are available for viewing on the SEC website at WWW.SEC.GOV and will be available for inspection at the Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS. Subject to UKLA documentation approval being received, documents are expected to be mailed to shareholders today, Monday 17 March 2003.

These documents contain details of the shareholder meetings to be convened to approve the DLC transaction. It is intended that the Carnival Special Meeting will be held on 14 April 2003 and that the P&O Princess Extraordinary General Meeting ("EGM") will be held on 16 April 2003.

This announcement contains details of the expected timetable to completion, the shareholder meetings and the documentation to be sent to shareholders. The Final Draft Circular and this announcement also contain an update on current trading and prospects and details of the deferred consideration payable in respect of the purchase of Aida Cruises.

A further announcement will be made once final documentation approvals have been received.

TIMETABLE

Set out below is a summary of the expected timetable to completion. All times are London time except where stated. This timetable is subject to final documentation approvals being received and so may be subject to change.

EVENT                                                           TIME AND DATE

Shareholder documents despatched and                                Mon 17 March
commencement of the Partial Share Offer

Latest time and date for receipt of forms of proxy       10:00 a.m. Mon 14 April
for the P&O Princess EGM

Carnival Special Meeting                           10:00 a.m. (EST) Mon 14 April

P&O Princess EGM                                         10:00 a.m. Wed 16 April

Completion of the DLC transaction                                   Thu 17 April

Closing of the Partial Share Offer                       10:00 a.m. Thu 17 April

Reorganisation of P&O Princess shares                    10:00 p.m. Thu 17 April

Good Friday (UK and US public holiday)                              Fri 18 April

Easter Monday (UK public holiday)                                   Mon 21 April

Dealings commence in consolidated P&O Princess            8:00 a.m. Tue 22 April
ordinary shares on the London Stock Exchange

Dealings commence in consolidated P&O Princess      9:30 a.m. (EST) Tue 22 April
ADSs on the New York Stock Exchange

Upon completion of the DLC transaction, P&O Princess will be renamed Carnival plc.

SHAREHOLDER MEETINGS AND VOTING THRESHOLDS

It is intended that the Carnival Special Meeting to approve the DLC transaction will be held at 10:00 a.m. (EST) on 14 April 2003 in New York.

It is intended that the P&O Princess EGM to approve the DLC transaction will be held at 10:00 a.m., London time, on 16 April 2003 in London.

The voting thresholds required to approve the DLC transaction at these meetings are as follows:

CARNIVAL SPECIAL MEETING

A majority of all outstanding Carnival Shares entitled to vote at the Special Meeting must be cast in favour of the resolutions.

Undertakings have been received from shareholders representing approximately 47 per cent. of the voting rights in Carnival to vote in favour of the proposals at the Carnival Special Meeting. These undertakings are irrevocable except in certain circumstances where the DLC proposal is withdrawn or lapses.

P&O PRINCESS EGM

Not less than three quarters of the votes cast at the P&O Princess EGM must be cast in favour of the resolution.

DOCUMENTS

The following documents will be posted to shareholders:

DOCUMENTS TO BE SENT TO P&O PRINCESS SHAREHOLDERS

Explanatory Leaflet                     Explaining the documents sent to P&O
                                        Princess shareholders

Shareholder Circular                    Circular to P&O Princess shareholders
                                        describing the DLC transaction and
                                        including the notice of EGM

Partial Share Offer Document            Partial Share Offer document describing
                                        the offer from Carnival to acquire up to 20 per cent. of the issued share capital of P&O Princess

DOCUMENTS TO BE SENT TO CARNIVAL SHAREHOLDERS

Proxy Statement/ Prospectus             Proxy Statement/ Prospectus to Carnival
                                        shareholders describing the DLC
                                        transaction and including the notice of
                                        the Carnival Special Meeting


TRADING UPDATE

CARNIVAL

Since the start of the calendar year, booking volumes have been less than expected. Year to date booking volumes for 2003 are approximately equal to last year's levels, but have not increased commensurate with the increase in Carnival's 2003 capacity. Carnival believes bookings in 2003 continue to be impacted by the uncertain economic environment and concerns regarding a war with Iraq compounded by security alerts issued by various national governments. These factors have caused Carnival to reduce cruise pricing to stimulate incremental demand for the first and second quarters.

For its recently completed first quarter, Carnival expects net revenue yields to be approximately equal to last year's levels. The current environment for travel continues to have the most significant effect on Carnival's second quarter 2003 bookings. The uncertainty regarding a possible war with Iraq is causing further deterioration in pricing for the second quarter, as indicated in Carnival's last guidance. As the booking pattern has moved much closer to sailing and because of the uncertainty regarding the geopolitical situation, Carnival is not able to give specific guidance for second quarter net revenue yields, other than, it expects them to be less than last year. The commencement of a war with Iraq would likely have further negative impact on second quarter net revenue yields.

With respect to costs, Carnival continues to expect cost per available berth day in the first quarter, excluding air costs and commissions, to be up approximately 6-8 per cent. compared to last year's levels. For the second quarter, Carnival continues to expect cost per available berth day to be up approximately 10-12 per cent. compared to last year's levels. As previously disclosed, Carnival's higher cost per available berth day in the first half of the year is due primarily to increased fuel costs, compounded by the frontloading of advertising costs, as well as higher insurance, environmental, and security costs.

Carnival is still expected to record non-operating income of approximately $0.03 per share for insurance recoveries in the first quarter of 2003.

For the second half of 2003, booking volumes remain ahead of last year's levels but not commensurate with the increase in capacity expected for the second half of the year. Prices on these bookings remain slightly below that of the prior year. As a result of the close-in booking pattern and the uncertain geopolitical environment, it is too early to give net revenue yield guidance for the remainder of 2003. Commencement of a war with Iraq, subject to the duration of such a war, would likely have negative impact on net revenue yields for the second half of 2003. Excluding the possible impact of higher fuel costs, operating cost per available berth day in the second half of 2003 is expected to be down slightly as compared to the prior year.

P&O PRINCESS

As reported with the results for the fourth quarter on 6 February 2003, the booking environment since the start of the year has not been as strong as normal for the time of year. P&O Princess believes that this is a reflection of the current geopolitical and economic uncertainties.

As previously announced and in response to demand trends from North American passengers, Grand Princess, one of the two Princess ships originally scheduled to sail in the Mediterranean this summer, has been redeployed. She will now stay in the Caribbean for the whole year. In addition, as previously announced, Princess' capacity in Alaska this summer has been reduced by the cancellation of number of cruises due to the delivery date for the new ship, Island Princess, being delayed.

Despite relatively low booking volumes in recent weeks, the proportion of capacity for 2003 as a whole for Princess remains in line with the position a year ago, with average achieved yields ahead. Cumulative bookings in the UK and Germany are ahead of the position a year ago, but not by as much as the increase in capacity that P&O Princess has in these markets in 2003. On a combined basis, yields in these two markets are below the cumulative position this time last year, mainly as a result of a change in mix of business, including the introduction of the lower priced Ocean Village brand, but yields are benefiting from favourable exchange rates when converted to P&O Princess' reporting currency of US dollars.

Higher fuel prices and exchange movements are increasing unit costs, offset by underlying unit cost savings.

THE COMBINED GROUP

The directors of each of Carnival and P&O Princess believe that the long term prospects for the Combined Group will be enhanced considerably by entering into the

DLC transaction. The Combined Group will have the brands and the fleet to enable it to maximise the potential offered by growth in the worldwide cruise vacation industry. Furthermore, the Combined Group will benefit from the synergies arising from the combination. In addition, the Combined Group will have substantial financial flexibility, with strong operating cash flow, low leverage and a strong balance sheet. This financial profile means that, as well as having the upside potential from the combination, shareholders in the Combined Group also benefit from downside protection.

DEFERRED CONSIDERATION PAYABLE IN RESPECT OF AIDA CRUISES

In September 2000, P&O Princess acquired the 49 per cent. it did not own in Aida Cruises from Deutsche Seereederei GmbH ("DS") (a company wholly-owned by a non-executive director of P&O Princess, Horst Rahe, and his family). As announced at the time of the acquisition, an element of deferred consideration in respect of this transaction was also payable in respect of any 12 month period up to the end of 2005 with such payment being based on the results of Seetours. Seetours comprises the German operations of P&O Princess and includes the business of AIDA Cruises and A'ROSA. In the event of a change of control of P&O Princess, or if certain members of the P&O Princess Group fail to comply with other specific restrictions (including material breach of non-compete/non-solicitation provisions), DS is entitled to accelerate the payment of the total outstanding balance of the deferred consideration.

Completion of the DLC transaction will trigger the right to such payment. Since P&O Princess entered into the Implementation Agreement with Carnival, DS has confirmed to P&O Princess that it will exercise this right. Accordingly, P&O Princess will pay Euro 58.8 million to DS shortly after completion, and the Aida Cruises sale and purchase agreement will then terminate.

It is being announced in Germany today that Horst Rahe has agreed to accept the honorary position of Life President of Seetours on completion of the DLC transaction.

                                    - Ends -

ENQUIRIES

CARNIVAL
Nic Bennett (Financial Dynamics)                                +44 20 7831 3113

P&O PRINCESS
Sophie Fitton (Brunswick)                                       +44 20 7404 5959
Sarah Tovey

Terms used in this announcement have the same meaning as in the announcement dated 8 January 2003.

The directors of Carnival accept responsibility for the information contained in this announcement (other than information relating to the P&O Princess group, the directors of P&O Princess, and members of their immediate families, related trusts and persons connected with them). To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of P&O Princess accept responsibility for the information contained in this announcement (other than information relating to Carnival, the directors of Carnival, and members of their immediate families, related trusts and persons connected with them). To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

IN CONNECTION WITH CARNIVAL'S DUAL LISTED COMPANY PROPOSAL (WHICH INCLUDES A PARTIAL SHARE OFFER TO P&O PRINCESS SHAREHOLDERS), THE US SECURITIES AND EXCHANGE COMMISSION HAS DECLARED EFFECTIVE A REGISTRATION STATEMENT ON FORM S-4/PROXY STATEMENT ON SCHEDULE 14A AND A REGISTRATION STATEMENT ON FORM S-4/STATEMENT ON SCHEDULE TO. BOTH REGISTRATION STATEMENTS CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DUAL LISTED COMPANY PROPOSAL. CARNIVAL IS IN THE PROCESS OF MAILING TO SHAREHOLDERS OF P&O PRINCESS THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/SCHEDULE TO. CARNIVAL IS IN THE PROCESS OF MAILING THE PROXY STATEMENT AND THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/PROXY STATEMENT TO ITS SHAREHOLDERS. THESE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT AND THE SCHEDULE TO CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE DUAL LISTED COMPANY PROPOSAL AND RELATED MATTERS. SHAREHOLDERS SHOULD READ THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSAL. THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL AND PRIOR PRECONDITIONAL OFFER ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THESE DOCUMENTS WILL BE MADE AVAILABLE TO SHAREHOLDERS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX V TO CARNIVAL'S FILING UNDER RULE 425, DATED 8 JANUARY, 2003.

THE SEC HAS DECLARED EFFECTIVE REGISTRATION STATEMENTS ON FORM F-4 IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND ISSUANCE OF THE SPECIAL VOTING SHARE IN CONNECTION WITH THE DLC TRANSACTION. THE FORMS F-4 CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION. P&O PRINCESS IS IN THE PROCESS OF MAILING A CIRCULAR WITH RESPECT TO THE DLC TRANSACTION TO SHAREHOLDERS OF P&O PRINCESS. THE CIRCULAR, FORMS F-4 AND THE PROSPECTUSES CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE CIRCULAR, FORMS F-4, THE PROSPECTUSES AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORMS F-4, THE PROSPECTUSES, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY. IN ADDITION TO THE FORMS F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.


Merrill Lynch International and UBS Limited, a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Carnival DLC transaction and the Partial Share Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Carnival DLC transaction and the Partial Share Offer.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney") and Credit Suisse First Boston (Europe) Limited are acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the matters referred to herein.